Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

August 6, 2010

VIA UPS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski, Esq.

Re:        American Realty Capital New York Recovery REIT, Inc.
Amendment No. 6 to Registration Statement on Form S-11
Filed August 6, 2010
File No. 333-163069

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 21, 2010 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 12, 2009 (No. 333-163069) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 21, 2009, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on January 27, 2010, Amendment No. 3 to the Registration Statement filed by the Company with the Commission on March 4, 2010, Amendment No. 4 to the Registration Statement filed by the Company with the Commission on April 7, 2010, and Amendment No. 5 to the Registration Statement filed by the Company with the Commission on July 2, 2010 (“Amendment No. 5”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 5.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 6 to the Registration Statement (“Amendment No. 6”).  Amendment No. 6 has been filed by the Company today.  Please note that some of our revisions contained in Amendment No. 6 reflect blue sky comments received by the states as of the date hereof.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 6.  All page number references in the Company’s responses are to page numbers in Amendment No. 6.

August 6, 2010

General

1.	We note that you recently acquired a property. Please update your compensation information to disclose the fees paid to your advisor in connection with this acquisition.

We advise the Staff that we have updated the compensation information on pages 13, 14, 16, 89, 90 and 93 of the prospectus to reflect the amounts paid to the advisor in connection with the acquisition of the Interior Design Building.

Cover Page of Prospectus Summary

2.
The cover page should contain only information required by Item 501 or that is key information.  In this regard, please omit duplicative disclosure, such as your intention to acquire real estate investments that relate to office, retail, multifamily residential industrial and hotel property types, located in the New York metropolitan area, primarily in New York City and combine related risk factors.  Please revise accordingly and confirm that the cover page will not exceed one page in length.  Refer to Item 501(b) of Regulation S-K.

We advise the Staff that we have omitted duplicative disclosure and combined related risk factors.  We confirm that the cover page to the prospectus will not exceed one page in length.

3.
We note that you will be conducting a “reasonable” best efforts offering through Realty Capital Securities, LLC.  Please explain to us what constitutes a “reasonable best efforts” offering and how it differs from a “best efforts” offering.  As applicable, please revise your Q&A on page 3 that indicates how the offering will proceed.

We advise the Staff that we have revised the Dealer Manager Agreement among American Realty Capital New York Recovery REIT, Inc., New York Recovery Operating Partnership, L.P. and Realty Capital Securities, LLC and the related disclosure on the cover page of the prospectus and pages 3, 7, 26, 190, F-7 and F-19 of the prospectus to reflect the fact that Realty Capital Securities, LLC will be conducting a “best efforts” offering rather than a “reasonable best efforts” offering.

August 6, 2010

4.
We note the summary risk factors on the cover page as well as those listed on page 19.  The first risk factor states that “[e]xcept as disclosed in this prospectus, we are a “blind pool” offering because we currently own only one property ....” Please revise to remove the reference to “except as disclosed in this prospectus” or clarify that your ownership of one property does not mean that you are no longer a blind pool.

We advise the Staff that we have revised the cover page of the prospectus and page 6 of the prospectus to clarify that the Company’s ownership of one property does not mean that the Company is no longer a blind pool.

Market Overview, page 57

5.
We note your disclosure regarding the market overview, including employment, supply, vacancy, rental rate and cap rate trends.  Please update such information as of a more recent date and provide support for such updated disclosure.

We advise the Staff that the Company has updated the disclosure in the prospectus relating to the market overview, including employment, supply, vacancy, rental rate and cap rate trends. We will provide support for such updated disclosure supplementally.

Description of Real Estate Investments, page 118

6.	We note that you acquired an office building on June 22, 2010. Please provide audited financial statements pursuant to Rule 3-14 of Regulation S-X and pro-forma financial statements.

We advise the Staff that the prospectus has been revised to include the pro forma financial statements on pages F-24 through F-28 of the prospectus and the audited financial statements required under Rule 3-14 of Regulation S-X on pages F-29 through F-31 of the prospectus.

7.
Please disclose the occupancy rates and average effective rent per square foot for each of the last five years for the interior design building and the 36 West 34th Street property or explain to us why this information is not available.  Refer to Item 15(a) and (e) of Form S-11 for guidance.

We advise the Staff that because the Interior Design Building was acquired on June 22, 2010, the data necessary to calculate the occupancy rate and average effective rent per square foot during the years 2005 and 2006 are not in the Company’s files.  Although these figures were requested from the seller of the Interior Design Building by the Company, the seller was only able to provide historical figures as far back as 2007.

Regarding the 36 West 34th Street property, we advise the Staff that the prospectus has been revised to include the occupancy rates and average effective rent per square foot for each of the last five years for that property on page 122 of the prospectus.

August 6, 2010

8.
We note that you executed a purchase and sale agreement to acquire leasehold interests on two five-story commercial properties and expect to close on the sale no later than August 30, 2010.  Please provide management’s analysis that the acquisition of this property is not probable as of the date of the prospectus.  Within your response, please provide to us the principal’s past experience in closing similar transactions.  If you determine the acquisition is probable, please provide audited financial statements of the properties to be acquired pursuant to Rule 3-14 of Regulation S-X and pro-forma financial statements.

We advise the Staff that management believes that the acquisition of the leasehold interests on two five-story commercial properties on West 33rd and 34th Streets is not probable as of the date of the prospectus for the following reasons:

1.	The outside closing date has been extended until September 20, 2010 because the ground lessor, whose consent to the transfer is required, has been unresponsive to reasonable requests.

2.
The purchase and sale agreement requires an estoppel certificate from the ground lessor.  However, because the ground lease does not require an estoppel certificate, a payment may be required by the ground lessor to transfer the ground lease.  Neither the buyer nor the seller has indicated a desire to make a payment in connection with receipt of an estoppel certificate from the ground lessor.

3.
The ground lease requires consent to be transferred from the seller to the buyer, not be unreasonably withheld.  This standard is subject to interpretation under New York law and could lead to litigation if no consent is forthcoming.

4.	The ground lessor is the Sol Goldman Estate which, based on the experience of many real estate professionals in New York City, is not an “easy” party to work with and, to say it kindly, is difficult.

Prior Performance Summary, page 126

9.
We note your disclosure on page 133 that, other than as disclosed, there have been no major adverse business developments or conditions experienced by any program or non-program property.  We further note your disclosure in Table III on page A-8.  Please tell us how you considered the net losses reflected in the Table III and the lack of payments made to investors in determining that there have been no adverse business developments or conditions experienced.

We advise the Staff that the Company does not believe that there have been any major adverse business developments or conditions experienced by any program or non-program property, other than as disclosed in the prospectus, for the following reasons:

1.
The consolidated operating results for year ended December 31, 2009 is reported on a GAAP basis. Non-cash items are excluded (i.e., depreciation and amortization) when determining profitability or Net Cash Flow:

ARC Income Properties, LLC
Cash generated from (used by) operations	$(2,340,000)
Add Back: Depreciation and Amortization	$3,562,000
Profitability or Net Cash Flow	$1,213,000

ARC Income Properties II, LLC
Cash generated from (used by) operations	$(2,282,000)
Add Back: Depreciation and Amortization	$2,428,000
Profitability or Net Cash Flow	$146,000

2.
ARC Growth Fund: The investment strategy for ARC Growth Fund is opportunistic, thereby resulting in significant profits of $7,932,000 during the first year of operations and losses of $2,216,000 in the second year of operations.  The net effect for the investment period resulted in “Cash generated after cash distributions and special items” as reported equal to $5,716,000.

Part II – Information Not Required In Prospectus, page II-1
Item 36. Financial Statements and Exhibits, page II-4

10.
Refer to the Guaranty and Indemnity filed as exhibit 10.8 to your registration statement.  We note that this exhibit appears to be a long series of separate jpeg images.  Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.  Please re-file this exhibit in one of the correct document formats in your next amendment.

We advise the Staff that the following exhibits have been refiled as HTML documents in compliance with Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual:

1)	Exhibit 4.2 — Mortgage Consolidation and Modification Agreement between Deutsche Banc Mortgage Capital, L.L.C. and Urban Development Partners (61), LLC, dated October 9, 2002,

August 6, 2010

2)	Exhibit 4.3 — Mortgage and Security Agreement between Urban Development Partners (61), LLC and Deutsche Banc Mortgage Capital, L.L.C., dated October 9, 2002,

3)	Exhibit 4.4 — Note Consolidation and Modification Agreement between Deutsche Banc Mortgage Capital, L.L.C. and Urban Development Partners (61), LLC, dated October 9, 2002,

4)	Exhibit 4.5 — Promissory Note given by Urban Development Partners (61), LLC to Deutsche Banc Mortgage Capital, L.L.C., dated October 9, 2002, and

5)	Exhibit 10.8 — Guaranty and Indemnity among American Realty Capital New York Recovery REIT, Inc., Nicholas Schorsch and William Kahane in favor of U.S. Bank National Association, dated June 15, 2010.

REVISED SALES LITERATURE SUBMITTED JULY 6, 2010
Website

11.
Refer to the page of the website that discusses the share repurchase program.  Please expand the disclosure to state that you will also limit the number of shares repurchased pursuant to the program as follows:

•	During any 12-month period, you will not repurchase in excess of 5% of the number of shares of common stock outstanding as of December 31st of the previous year; and

•	You will limit the amount spent to repurchase shares in a given quarter to the amount of proceeds received from your distribution reinvestment plan in that same quarter.

We advise the Staff that the disclosure on the page of the website that discusses the share repurchase program has been expanded to include the following limitations:

•	During any 12-month period, the Company will not repurchase in excess of 5% of the number of shares of common stock outstanding as of December 31st of the previous year; and

•	The Company will limit the amount spent to repurchase shares in a given quarter to the amount of proceeds received from the Company’s distribution reinvestment plan in that same quarter.

August 6, 2010

American Realty Capital New York Recovery REIT, Inc. Presentation

12.	We note your response to comment 9 in our letter dated April 21, 2010. Please further reduce the use of photographs of buildings in New York City as well as the city’s skyline.

We advise the Staff that the Company has further reduced the use of photographs of buildings in New York City as well as the city’s skyline in the presentation.

13.	Refer to page 2. Please update your risk factors to coincide with the summary risk factors presented in your prospectus.

We advise the Staff that the risk factors in the presentation have been updated to coincide with the summary risk factors in the prospectus.

14.	Refer to page 10, which discusses your conservative financing strategy. Please expand this portion to disclose that you may leverage up to 75%.

We advise the Staff that the Company has included a footnote on page 9 of the presentation which discloses that under the Company’s financing strategy, it may leverage up to 75% of the value.

15.
Refer to page 18.  We note your response comment 10 in our letter dated April 21, 2010, and we continue to believe that you should comply with Item 10(b) of Regulation S-K with respect to the basis for this hypothetical return or remove this disclosure from the presentation.

We advise the Staff that the Company has removed the hypothetical return disclosure from the presentation.

August 6, 2010

16.	Refer to page 19. Please disclose the following information with respect to your share redemption plan:

•	During any 12-month period, you will not repurchase in excess of 5% of the number of shares of common stock outstanding as of December 31st of the previous year;

•	You will limit the amount spent to repurchase shares in a given quarter to the amount of proceeds received from your distribution reinvestment plan in that same quarter; and

•	The board may amend, suspend or terminate the plan.

We advise the Staff that a footnote has been added to the discussion of the share repurchase program on page 17 of the presentation to disclose the following limitations:

•	During any 12-month period, the Company will not repurchase in excess of 5% of the number of shares of common stock outstanding as of December 31st of the previous year;

•	The Company will limit the amount spent to repurchase shares in a given quarter to the amount of proceeds received from the Company’s distribution reinvestment plan in that same quarter; and

•	The board may amend, suspend or terminate the plan.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to Peter Fass at (212) 969-3445.

Yours very truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.